Exhibit 99.2

PRESS RELEASE

WiLAN Provides Litigation Update

OTTAWA, Canada – December 11, 2012 – Wi-LAN Inc. (“WiLAN”) (TSX:WIN) (NASD:WILN) today provided a litigation update.

In January 2010, WiLAN sued LG Electronics, Inc. and LG Electronics U.S.A., Inc. (collectively, “LG”) for infringement of WiLAN’s U.S. Patent No. 5,828,402 (“the 402 patent”) in the United States District Court, Southern District of New York.

On March 7, 2012, U.S. District Judge Lewis A. Kaplan ruled that LG did not infringe the 402 patent on a claim construction issue and granted an LG motion for summary judgment of non-infringement.

Subsequently, WiLAN filed an appeal of Judge Kaplan’s ruling with the United States Court of Appeals for the Federal Circuit (“CAFC”). In support of this appeal, WiLAN participated in an oral hearing that took place on December 5, 2012.

On December 11, 2012, the CAFC issued its ruling on the appeal. The ruling affirmed the lower court ruling.

WiLAN is surprised and disappointed by this decision. WiLAN is reviewing its options with counsel.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 260 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s March 9, 2012 annual information form for the year ended December 31, 2011 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

www.wilan.com	© copyright Wi-LAN 2012	1

PRESS RELEASE

- ## -

For Media inquiries, please contact: Kathryn Hughes Director, Marketing & Communications O: 613.688.4897 C: 613.898.6781 E: khughes@wilan.com	For Investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

www.wilan.com	© copyright Wi-LAN 2012	2